TIOMIN RESOURCES INC.

04035245

82-3430

PRESS RELEASE

Cabinet formally approves Tiomin's Kwale titanium mining lease

Toronto, Canada. June 25, 2004. Tiomin Resources Inc. (TSX: TIO) is pleased to announce that the Government of President Kibaki yesterday approved the signing of a 21-year lease for Tiomin's titanium mining project in the Kwale district of Kenya. A signing ceremony is scheduled for July 6th, 2004 in Nairobi.

Tiomin President J. C. Potvin declared "We are very pleased with these developments and wish to thank the Government of President Kibaki for its support and leadership in creating an environment for the Kwale titanium mine development to proceed. The US$120 million Kwale project will create over 350 permanent jobs directly and twice as many during the construction phase".

The Mining Lease approval coincides with the announcement of the Government's intention to use some 11,000 acres of land previously leased to the now defunct Ramisi sugarcane plantation for the re-settlement of affected individuals to make way for the Kwale project. Each household will receive five acres of farmland and an acre of residential land in addition to compensation for crops, physical structures and trees as assessed by government authorities. Private lands purchased by Tiomin at Sh80,000 per acre, will be vested in the government and a portion of the 2.5% mining royalty payable to the Government will be allocated to the Kwale County Council.

SUPPL

The 21-year mining lease has been issued for the mining of ilmenite, rutile, and zircon at Kwale which is projected to produce an average of 330,000 tonnes of ilmenite, 77,000 tonnes of rutile and 37,000 tonnes of zircon per year for the first six years of operation. The minerals will be recovered using a simple process of gravity spirals allowing the physical characteristics of the individual minerals - magnetic, electrical conductivity and specific gravity - to separate the concentrate into the three mineral components. These minerals will then be transported to the Mombasa ship-loader in preparation for sale and export. Approximately 80% of Kwale's revenues will derive from the premium priced rutile and zircon.

Tiomin has completed a comprehensive environmental impact study according to World Bank standards and recently announced the completion of an engineering review of the 2000 Feasibility Study by Ausenco Limited of Australia, confirming the $120 million capital costs of the project and the product quality which should ensure the project is developed.

Three other coastal deposits previously discovered by Tiomin provide excellent potential for substantial further growth in production with a total resource of over 950 million tonnes of indicated and 1.9 billion tonnes of inferred mineral sands (G.F. Balderson, September 1997). These deposits are expected to be developed once Kwale is in production. *Dr. Nathalie Ross, a consulting geologist for Tiomin Resources, is the Qualified Person for all exploration and resource studies.*

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com

ACCESS PREVIOUS TIOMIN PRESS RELEASES ON OUR WEBSITE: www.tiomin.com

dlw 7/7